UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MAP Pharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2400 Bayshore Parkway, Suite 200

Address of Principal Executive Office (Street and Number)

Mountain View, California 94043

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher Y. Chai, Senior Vice President and Chief Financial Officer	650	386-3100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Staff of the Securities and Exchange Commission (the “Staff”), as part of the Staff’s review of issuers’ periodic reports, is currently reviewing the Company’s unaudited Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Staff Review”). The Staff and the Company are presently in discussions to resolve the Staff’s comments objecting to the Company’s accounting treatment for the nonrefundable $60.0 million upfront cash payment received by the Company in February 2011 (the “Upfront Payment”) pursuant to a Collaboration Agreement with Allergan, Inc. and Allergan USA, Inc. (“Allergan” and the “Collaboration Agreement,” respectively).

The Company believes that it is in the best interests of investors to resolve the Staff’s comments prior to filing the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”). As a result, the Company is unable to file the 2011 Form 10-K by the prescribed due date of March 15, 2012 without unreasonable effort or expense. The Company will work with the Staff to resolve all of the Staff’s comments and file the 2011 Form 10-K as soon as practicable, and in any event within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Staff’s comments relate to the Company’s accounting treatment for the Upfront Payment received by the Company pursuant to the Collaboration Agreement with Allergan. The Company initially recognized $34.2 million of the Upfront Payment as collaboration revenue in the quarterly period ended March 31, 2011. The remaining $25.8 million was recorded as deferred revenue and would be amortized as collaboration revenue over the estimated obligation periods.

However, based on (i) the Staff Review and (ii) various communications between the Staff and the Company relating to the Staff Review, the Company is currently reexamining the appropriate accounting treatment for the Upfront Payment based on the criteria set forth in Accounting Standards Codification (“ASC”) 605-25. This new accounting guidance was adopted by the Company effective January 1, 2011.

The Company currently expects that a change in the accounting treatment for the Upfront Payment would result in a restatement of the Company’s previously reported revenue, net income and earnings per share for the unaudited quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011, but would have no effect on the Company’s cash balance or total assets. Such change in accounting treatment also would affect the timing of future revenue recognition. Due to the ongoing discussion with the Staff, the Board of Directors is not yet in a position to conclude that previously issued unaudited quarterly reports for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011 should no longer be relied upon.

MAP Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2012	By	/s/ Christopher Y. Chai
		Name:	Christopher Y. Chai
		Title:	Senior Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).